
02014549

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
FEB 11 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____________JANUARY____________, 2002 .

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: January 31, 2002

By "Mark A. Stephens"
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
FEB 11 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: January 31, 2002

By 
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.


RECEIVED
FEB 1 1 2002
316

6K Filing

News Releases

For the period of January 1, 2002 to January 31, 2002

- January 9, 2002

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com



TRIANT

CONTACT:

Mark Stephens, CFO / Tom Corcoran
Triant Technologies Inc.
Nanaimo, BC, Canada
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
New York, NY, United States
212.396.0606
kehoewhite@financial-relations.com

Ernesto Hachey / Bruce Williams
J.F. H. & Assoc.
Ottawa, ON, Canada
613.236.3723
nesto@netcom.ca

FOR IMMEDIATE RELEASE

MEDIA ALERT: TRIANT TO APPEAR ON ROBTV (REPORT ON BUSINESS TELEVISION)

NANAIMO, CANADA — January 9, 2002 — **Triant Technologies Inc.** (TSE:TNT; OTCBB:TNTTF) announced that its Chairman & CEO, Robert Heath, will appear on ROBTv's nationally broadcast business and financial news show, "DayWatch".

WHO: Robert Heath, Chairman & CEO of Triant Technologies Inc., a leader in equipment health monitoring and advanced fault detection solutions for the semiconductor industry

WHAT: Will appear on ROBTv's nationally broadcast (cable/internet) business and financial news show, live from Toronto, "DayWatch", to be interviewed by host, Jim O'Connell.

WHEN: Thursday, January 10, 2002 at 11:20 a.m. EST

WHERE: For channel information, check your local cable television listings or ROBTv's website www. Robtv.com

RECENT NEWS:

- Triant listed on the Toronto Stock Exchange (TSE) under stock symbol "TNT"
- Triant released the latest version of its ModelWare software suite, an equipment heath monitoring and advanced fault detection software solution for the semiconductor industry
- Triant revenue increased to $3.5 million for nine months ended September 30, 2001

NOTE: For those unable to view Mr. Heath on television, ROBTv will provide Net coverage of "DayWatch" via ROBTv's Webcasting Live Browser located at www.robtv.com

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

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